Exhibit 5

This document is a free translation only. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Spanish, and in case of any divergence, discrepancy or difference between this version and the Spanish version, the Spanish version shall prevail. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at their own risk.

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

February 22, 2024

Messrs.

Superintendence of Capital Markets

MATERIAL INFORMATION: Notice of Resolutions of the convened Shareholders’ Meeting

As required by the Regulation on Material and Reserved Information, approved by Resolution SMV No. 005-2014-SMV/01, we inform you that:

Legal Entity: COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

Type of Meeting: General Shareholders’ Meeting Date: 02/22/2024

Time: 09:00 a.m.

Description of Material Event: THE GENERAL SHAREHOLDERS’ MEETING APPROVED BY MAJORITY VOTE THE ONLY ITEM ON THE AGENDA

Comments:

The following matters were discussed:

- Partial amendment of the Company’s Bylaws: Article twenty-ninth: Revised wording: “Article twenty-ninth. - The Board of Directors is elected by the General Shareholders’ Meeting. It is not necessary to be a shareholder to serve as a director. The Board of Directors may be removed at any time at the General Shareholders’ Meeting, in the terms stated in the second to last paragraph of Article twenty-fifth of these Bylaws. The Board of Directors shall be composed of nine members.”

Best,

DANIEL DOMINGUEZ VERA

MARKET RELATIONS OFFICER

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.